Exhibit 99.1

DiVall Insured Income Properties 2, L.P.

QUARTERLY NEWS	May 14, 2010

A Publication of The Provo Group, Inc.	FIRST QUARTER 2010

FIRST QUARTER OF 2010 DISTRIBUTION…

The Partnership is distributing $205,000 for the First Quarter of 2010, which is $4.43 per unit. This is $25,000 ($.54 per unit) less than planned due primarily to timing differences in receipts and disbursements. We only distribute “actual” net cash flow. We expect greater cash flow than planned in future 2010 operating quarters as the timing differences reverse.

Accordingly, total cash distributions from adjusted operating cash flows for the remaining three operating quarters of 2010 are projected to be slightly higher than budget and are anticipated to total approximately $765,000 ($16.53 per unit) compared to $690,000 ($14.91) per unit as originally planned.

ADDITIONAL FINANCIAL INFORMATION CAN BE ACCESSED…

For further First Quarter of 2010 unaudited financial information, see the Partnership’s March 31, 2010 interim financial report filed on Form 10-Q. Unlike prior years, a hard copy of the Partnership’s 2009 Annual Report on Form 10-K, which was filed with the SEC on March 26, 2010, is not included with this newsletter. A copy of the First Quarter 2010 10-Q and the 2009 10-K and other public reports can be viewed/printed free of charge at the Partnership’s website at www.divallproperties.com or at the SEC’s website at www.sec.gov. Management estimates that by not printing and mailing the Annual Report, the Partnership will save approximately $15,000, plus any potential stationery order costs.

DISTRIBUTION HIGHLIGHTS

•	$205,000 ($4.43 per unit) distributed for the First Quarter of 2010, (see Adjusted Condensed Statements of Cash Flows).

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$1,543 to $1,394 is the range of cumulative total distributions per unit from the first unit sold to the last unit sold before the offering closed (3/90), respectively. (Distributions are from both adjusted cash flow from operations and “net” cash activity from financing and investing activities).

FORWARD LOOKING STATEMENTS

Forward-looking statements that were true at the time made may ultimately prove to be incorrect or false. Investors are cautioned not to place undue reliance on forward-looking statements, which reflect the Partnership’s management’s view only as of the date of this newsletter. The Partnership undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results. Factors that could cause actual results to differ materially from any forward-looking statements made in this newsletter include changes in general economic conditions, changes in real estate conditions and markets, inability of current tenants to meet financial obligations, inability to obtain new tenants upon the expiration of existing leases, and the potential need to fund tenant improvements or other capital expenditures out of operating cash flow.

SEE INSIDE

Leased Property Highlight	2
Questions & Answers	2
Contact Information	2

DIVALL 2 QUARTERLY NEWS	1 Q 10

LEASED PROPERTY HIGHLIGHT

Phoenix, AZ (operates as a Denny’s restaurant): A new twenty-three (23) month lease was executed in June of 2009 and commenced on June 1, 2009. The first year base rent was to amount to $72,000. In December of 2009, due to recent sluggish sales figures, Denny’s notified Management of its intent to terminate the lease as of March 15, 2010 pursuant to its lease rights. Responsive to the depressed Phoenix market, during January of 2010, Management and Denny’s agreed to a six month temporary modification to the lease retroactive to January 1, 2010. The tenant’s rent from January 2010 through June of 2010 will be strictly percentage rent at eight (8) percent of monthly sales over a defined breakpoint. Management is uncertain as to whether there will be rent modifications for the remaining six months of 2010 or whether the expiration date of the lease will be effectively June 30, 2010.

QUESTIONS & ANSWERS

•	When can I expect my next distribution mailing?

Your distribution correspondence for the Second Quarter of 2010 is scheduled to be mailed on August 13, 2010.

•	What was the estimated December 31, 2009 Net Asset Value (“NAV”)?

Management’s estimated Net Asset Value was $310 per unit. Please note that the estimated year-end NAV should be adjusted (reduced) for any subsequent property sale(s) during the following year. As with any valuation methodology, the General Partner’s methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive a different estimated NAV. Accordingly, with respect to the estimated NAV per unit, the Partnership can give no assurance that:

•	an investor would be able to resell his or her units at this estimated NAV;

•	an investor would ultimately realize distributions per unit equal to the Partnership’s estimated NAV per unit upon the liquidation of all of the Partnership’s assets and settlement of its liabilities;

•	the Partnership’s units would trade at the estimated NAV per unit in a secondary market; or

•	the methodology used to estimate the Partnership’s NAV per unit would be acceptable to FINRA or under ERISA for compliance with their respective reporting requirements.

•	When can I expect to receive my 2009 Partnership K-1?

According to IRS regulations, Management is not required to mail K-1’s until April 15th, 2010. The 2009 K-1’s were mailed in March of 2010.

•	How can I obtain a hard copy of the Annual Report or other SEC filings?

Please visit the Partnership website at www.divallproperties.com or the SEC website at www.sec.gov to print a copy of the report(s) or contact Investor Relations.

•	Where can I find the Partnership website?

Please visit the website at www.divallproperties.com.

•	How do I have a question answered in the next Newsletter?

Please e-mail your specific question to Diane Conley at dconley@theprovogroup.com by Monday, July 5, 2010 or visit the Investor Relations page at www.divallproperties.com.

•	I’ve moved. How do I update my account registration?

Please mail or fax to DiVall Investor Relations a signed letter stating your new address and telephone number. Updates cannot be accepted over the telephone or via voicemail messages.

•	If I have questions or comments, how can I reach DiVall Investor Relations?

You can reach DiVall Investor Relations at the address and/or number(s) listed below.

CONTACT INFORMATION

MAIL:	DiVall Investor Relations	PHONE:	1-800-547-7686
	c/o Phoenix American Financial Services, Inc.	FAX:	1-415-485-4553
2401 Kerner Blvd.
San Rafael, CA 94901

DIVALL INSURED INCOME PROPERTIES 2 L.P.

ADJUSTED CONDENSED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2010 and 2009

(Unaudited)

	2010	2009
Net Cash Flows Provided by Operating Activities— as reported	$539,616	$519,448
Adjustments:
Changes in working capital (a)	(32,796)	39,202
Cash flows advanced from past or current cash flows (reserved for future) (b)	(310,130)	(331,937)

Net Adjusted Cash Flows Provided by Operating Activities	$196,690	$226,713

Cash Flows provided by Investing Activities— as reported	$8,310	$3,287

Total Adjusted Cash Flows Provided by Operating Activities and Cash Flows Provided by Investing Activities	$205,000	$230,000

	ACTUAL	ACTUAL
Quarterly Distribution	$205,000	$230,000
Mailing Date	5/14/10	5/15/09

(a)	Timing differences arising from the payment of certain liabilities in a period other than that in which the expense is recognized in determining net income may distort the actual cash flow that operations generate. Therefore, Management adjusts the Partnership’s GAAP cash flow provided by operations to record such amounts in the period in which the liability was actually incurred and reserved for payment.
(b)	As deemed necessary, Management adjusts the Partnership’s GAAP cash flow provided by operations for cash flows advanced from past cash flows or current cash flows reserved for future distributions to allow the Partnership to operate normally.

Non-GAAP Financial Disclosure

Adjusted cash flow provided by operating activities is a non-GAAP financial measure that represents cash flow provided by operating activities on a GAAP basis adjusted for certain timing differences and cash flow advances (deferrals) as described above. Management believes that adjusted cash flow from operating activities is a useful supplemental measure for assessing the cash flow generated from the Partnership’s period and is used in evaluating quarterly cash distributions to limited partners. Adjusted cash flow from operating activities should not be considered as an alternative for cash flow from operating activities computed on a GAAP basis as a measure of our liquidity.